UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)
(Amendment No.  )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Upwork Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

91688F104
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 91688F104

1	NAME OF REPORTING PERSONS Ancient Art, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,339,684
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,339,684

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,339,684
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% **
12	TYPE OF REPORTING PERSON* PN, IA
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 91688F104

1	NAME OF REPORTING PERSONS Trango II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,339,684
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,339,684

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,339,684
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% **
12	TYPE OF REPORTING PERSON* OO, HC
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 91688F104

1	NAME OF REPORTING PERSONS Quincy J. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 515,947
	6	SHARED VOTING POWER 7,339,684
	7	SOLE DISPOSITIVE POWER 515,947
	8	SHARED DISPOSITIVE POWER 7,339,684

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,855,631
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% **
12	TYPE OF REPORTING PERSON* IN, HC
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Upwork Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Ancient Art, L.P. (“Ancient Art”), a Texas limited partnership, as the investment manager to the Teton Capital Partners, L.P. (the “Fund”), (ii) Trango II, L.L.C. (“Trango”), a Texas limited liability company, as the general partner of Ancient Art, and (iii) Quincy J. Lee, the principal of Trango (collectively, the “Reporting Persons”). The shares of Common Stock reported on this Schedule 13G are held by the Fund and Mr. Lee individually.

Item 1(a)	Name of Issuer.

Upwork Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

475 Brannan Street, Suite 430
San Francisco, California 94107

Item 2(a)	Name of Person Filing.

(i) Ancient Art, L.P. (“Ancient Art”), (ii) Trango II, L.L.C. (“Trango”) and (iii) Quincy J. Lee.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

500 West 5th Street, Suite 1110
Austin, Texas 78701

Item 2(c)	Citizenship or Place of Organization.

Ancient Art is a Texas limited partnership. Trango is a Texas limited liability company. Mr. Lee is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

91688F104

Item 3		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)
Ancient Art and Trango may be deemed the beneficial owners of 7,339,684 shares of Common Stock held by the Fund. Mr. Lee may be deemed the beneficial owner of 7,855,631 shares of Common Stock held by the Fund and Mr. Lee directly.

(b)
Ancient Art and Trango may be deemed the beneficial owners of 5.5% and Mr. Lee may be deemed the beneficial owner of 5.9% of the Issuer’s outstanding shares of Common Stock. This percentage was calculated by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, by 133,497,277, the number of shares of Common Stock issued and outstanding as of September 30, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.

(c)
The Reporting Persons have the shared power to vote and dispose of the 7,339,684 shares of Common Stock held by the Fund. Mr. Lee has the sole power to vote and dispose of the 515,947 shares of Common Stock he holds directly.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons dated as of November 14, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

Ancient Art, L.P.

By: Trango II, L.L.C., its general partner

By: /s/ Quincy J. Lee
Name: Quincy J. Lee
Title: Manager

Trango II, L.L.C.

By: /s/ Quincy J. Lee
Name: Quincy J. Lee
Title: Manager

/s/ Quincy J. Lee
Quincy J. Lee

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.0001 par value per share, of Upwork Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 14, 2024.

Ancient Art, L.P.

By: Trango II, L.L.C., its general partner

By: /s/ Quincy J. Lee
Name: Quincy J. Lee
Title: Manager

Trango II, L.L.C.

By: /s/ Quincy J. Lee
Name: Quincy J. Lee
Title: Manager

/s/ Quincy J. Lee
Quincy J. Lee